EXHIBIT 99.1

Mogo Provides Business Updates

Vancouver, British Columbia, April 27, 2020 – Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today provided an update on its business performance and measures the Company is taking in response to the ongoing COVID-19 pandemic.

“Like many companies, we’ve had to quickly adapt and make some difficult but necessary decisions as a result of the emerging effects of the coronavirus. I’m proud of how our team has managed the transition and the tremendous commitment they have shown to serving our customers in these challenging times,” said David Feller, President and CEO of Mogo. “We are taking actions to better position Mogo to manage through the current challenging environment, including steps to accelerate our path to positive cash flow. As we emerge from this period, financial health and digital banking are two trends we expect to accelerate, and our leading digital platform positions us well for the recovery.”

Actions taken in response to COVID-19:

•	Enabled nearly 100% of employees to work from home

•	Launched a Job Loss Action Plan for members, including payment programs for affected loan customers

•	Accelerated deployment of MogoSpend to current loan customers

•	Implemented approximately $5.0 million of cash operating expense reductions in Q2 2020

•	Temporarily suspended new loan originations to mitigate impact of pandemic on future credit performance

•	Exercised option to capitalize interest payments on non-convertible subordinated debentures and proposed amendments to convertible senior secured debentures (as outlined below)

Helping Members Manage Through This Financial Challenge

Mogo has taken additional steps to further support its members, consistent with its mission to promote financial health.

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Mogo has accelerated the roll-out of MogoSpend, its digital spending account with Mogo Visa* Platinum Prepaid Card, to current loan customers. New cards are being issued weekly, with premium loan customers receiving the card for free.

•	In addition to free monthly credit score monitoring, members are now able to get 6 months of MogoProtect identity fraud protection for free.

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Loan Originations & Cost Reduction Initiatives

Mogo’s consumer lending portfolio is primarily composed of small-dollar lines of credit, with an average balance of approximately $1,500 per loan and average payments of approximately $50, across approximately 44,000 customers. Approximately 55% of Mogo’s customers have loan protection insurance which covers their loan payments for a period of up to 6 consecutive months in the event of unemployment.

As discussed with its Q4 2019 financial results, Mogo has temporarily paused new on-balance-sheet loan originations, which is expected to have a negative impact on its near-term revenue. However, the Company continues to service and support its existing loan customers through this challenging period while directing new originations to its lending partner. To date we have provided just under 5% of our loan customers with some form of relief, including reduced interest and deferred payments, and have experienced only a modest increase in the number of loans in default. At the same time, we have seen higher-than-normal repayments in the past month.

With its Q4 2019 results, Mogo also outlined several measures to improve its financial position during these uncertain times. The Company is on track to reduce Q2 2020 operating expenses (exclusive of any reductions to interest expense) by an estimated $5.0 million. The combined effect of these measures is now expected to enable Mogo to generate positive cash flow from operations (net of cash used in investing activities) in Q2 2020.

Greg Feller, President and CFO, added: “The loan portfolio has remained relatively stable considering the scope of the economic impact. Because most of our loans are small, the payments are affordable and customers can meet their obligations. In addition, many customers are already benefiting from government relief measures. Once we see markets conditions stabilize, we expect to slowly resume on-balance-sheet lending, in addition to expanding our lending partnerships.”

Proposed Amendments to Convertible Debentures

The Company also announced that it will seek the approval of holders (the "Convertible Debentureholders") of its 10.0% convertible senior secured debentures due May 31, 2020 (TSX: MOGO.DB) (the "Convertible Debentures") to amend certain terms of the Convertible Debentures at an extraordinary meeting to be held on May 22, 2020 (the "Meeting") as an alternative to the Company repaying the Convertible Debentures in common shares in the capital of the Company on their scheduled maturity date. The proposed amendments (the “Amendments”) include, among other things, extending the maturity date of the Convertible Debentures from May 31, 2020 to May 31, 2022 and reducing the conversion price of the principal by 30% from $5.00 to $3.50 per common share. Details regarding the Amendments and the Meeting can be found in the Company’s management information circular (the "Circular") which has been filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and mailed to the Convertible Debentureholders today.

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If the Amendments are approved by the Convertible Debentureholders, they will be effective on the date that the Company enters into the second supplemental trust indenture providing for such Amendments, which is anticipated to be on or about May 26, 2020. The Amendments are also subject to the approval of the Toronto Stock Exchange.

Certain of the Company’s directors and executive officers who own in the aggregate 1.7% of the outstanding Convertible Debentures are considered “related parties” to the Company for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), and accordingly, the Amendments are considered “related party transactions” within the meaning of MI 61-101. The Company is relying on exemptions from the formal valuation and minority shareholder approval requirements in Sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Amendments as neither the fair market value of the Convertible Debentureholders held by interested parties (as such term is defined in MI 61-101) nor any consideration for the transaction insofar as it involves interested parties exceeds 25% of the market capitalization of the Company.

If the Amendments are not approved by the Convertible Debentureholders at the Meeting, the Company intends to repay the principal amount and all accrued interest owing under all of the Convertible Debentures through the issuance of common shares on May 31, 2020, as permitted by the governing indenture.

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding the Company’s response to COVID-19, the reduction of its expenses its path to cash flow positive and the resumption of on-balance sheet lending and statements regarding the timing for implementing the proposed Amendments. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its financial performance for 2020 are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise

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About Mogo

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial wellness. Financial wellness continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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